SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   FORM U-6B-2

                           Certificate of Notification

                    Filed by a registered holding company or subsidiary thereof pursuant to Rule 20(d) adopted under the Public Utility Holding
                              Company Act of 1935.

                                SCANA Corporation
                                  (the Company)

      This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.

     1. Type of security or securities.

           Money pool activity which allows nonutility subsidiaries of SCANA Corporation to contribute and/or borrow funds without resorting to an external provider or creditor.

     2. Issue, renewal or guaranty.

            Money pool advances representing short-term borrowings.

     3. Principal amount of each security.

           See Schedule I

     4. Rate of interest per annum of each security.

           See Schedule I

     5. Date of issue, renewal or guaranty of each security.

           See Schedule I

     6. If renewal of security, give date of original issue.

           Not Applicable

     7. Date of maturity of each security.

           See Schedule I

     8. Name of persons to whom each security was issued, renewed or guaranteed.

           See Schedule I




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     9. Collateral given with each security, if any.

           None

     10. Consideration received for each security.

           Consideration is principal amount.

     11. Application of proceeds of each security.

           General corporate funds for use in the ordinary course of business.

     12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a. the provisions contained in the first sentence of Section 6(b)

b. the provisions contained in the fourth sentence of Section6(b)

c. the provisions contained in any rule of the commission other than Rule 48 X

     13.    If the security or securities are exempt from the provisions of
            Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than five percentum of the principal amount and par value of the other securities of such company then outstanding.

           Not applicable

     14.    If the security or securities are exempt from the provisions of
            Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

           Not applicable

     15.    If the security or securities are exempt from the provisions of
            Section 6(a) because of any rule of the Commission other than Rule 48 designate the rule under which exemption is claimed.

           Rule 52


                                       SCANA Corporation


                                  By:  s/ James E. Swan, IV
                                       -----------------------------------
                                       James E. Swan, IV
                                       Controller

Dated:   May 29,  2003


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                                                                                                              Schedule I


                                                 Nonutility Money Pool Activity
                                              For the quarter ended March 31, 2003

                                           Aggregate                Aggregate            Aggregate             Aggregate
                                          Borrowings                  Receipts          Contributions          Withdrawals
 Company Receiving Advances             During the Period (1)     During the Period    During the Period     During the Period
-------------------------------------------------------------- ----- ------------------- --------------------- -------------------

South Carolina Pipeline Corporation     160,595,000    (2)         174,157,000                   -                    -
SCANA Energy Marketing, Inc.              60,150,000   (2)          59,022,661          35,500,000           35,500,000
SCANA Services, Inc.                      73,900,000   (2)          75,100,000                   -                    -
SCG Pipeline, Inc.                         2,884,450   (2)                   -                   -                    -
SCANA Communications, Inc.                         -   (2)         188,500,000                   -                    -

(1)  Due on demand
(2)  Interest rate at end of quarter:  4.8863%


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